Exhibit 99.7

GALAPAGOS

Naamloze Vennootschap / Limited Liability Company

Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium

RPR / RLE (Antwerp, division Mechelen) 0466.460.429

Op 25 maart 2021 bedraagt het totaal aantal aandelen en stemrechten van Galapagos NV

65.511.581

On 25 March 2021, the total number of shares and voting rights of Galapagos NV amounts to

65,511,581